UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

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BHP BHP Group Limited ABN 49 004 028 077 Exchange release 22 August 2023 BHP FY2023 Results Presentation Attached are the presentation slides for BHP’s FY2023 Results Presentation by the Chief Executive Officer and Chief Financial Officer. The presentation slides and a video of this presentation are available at: https://www.bhp.com/financial-results Authorised for release by Stefanie Wilkinson, Group Company Secretary.

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BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street, Melbourne, Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia
bhp.com

BHP Group Limited ABN 49 004 028 077

Disciplined execution of our strategy Full year ended 30 June 2023 Western Australia Iron Ore

Disclaimer The information in this presentation is current as at 22 August 2023. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the full year ended 30 June 2023. Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; guidance; reserves and resources and production forecasts; expectations, plans, strategies and objectives of management; our expectations, commitments, targets, goals and objectives with respect to social value or sustainability; climate scenarios; approval of certain projects and consummation of certain transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘outlook’, ‘trend’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. The forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date made. BHP cautions against reliance on any forward-looking statements or guidance. Additionally, forward-looking statements in this presentation do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, upon the market price of the commodities produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. In addition, there are limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate. Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty; labour unrest; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2023 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the full year ended 30 June 2023 compared with the full year ended 30 June 2022; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards and excluding Petroleum from the 2021 financial year onwards; copper equivalent production based on 2023 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP's acquisition of OZ Minerals Limited (OZL) are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Unless expressly stated, information and data in this presentation related to BHP's social value or sustainability position or performance does not reflect BHP's acquisition of OZL. Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions under the calculation methodologies used in the preparation of such data, all GHG emissions data or references to GHG emissions (including ratios or percentages) in this presentation are estimates. Emissions calculation and reporting methodologies may change or be progressively refined over time resulting in the need to restate previously reported data. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 21. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to section 10 ‘Non-IFRS financial information’ in the BHP Annual Report 2023. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2023 for a list of our significant subsidiaries. Those terms do not include non-operated assets. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned 1 and/or operated by BHP or that have been owned as a joint venture operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) during the period from 1 July 2022 to 30 June 2023. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Financial results 22 August 2023 2

Performance summary Full year ended 30 June 2023 Mike Henry Chief Executive Officer Olympic Dam

Disciplined execution of our strategy creates value Delivered robust results in the 2023 financial year Tragically, two fatalities in H2 Solid operating performance, with records at WAIO, Olympic Dam and Spence Strong financial results and returns OZ Minerals acquisition completed, integration underway Growth options in execution and further being generated Note: WAIO – Western Australia Iron Ore. Financial results 22 August 2023 4

FY23 social value highlights

Delivering on our framework with tangible results

Our social value framework

Decarbonisation	Healthy environment	Indigenous partnerships	Safe, inclusive and future ready workforce	Thriving, empowered communities	Responsible supply chains
Operational GHG emissions	**Natural Capital Accounting (NCA)**	**Indigenous procurement**	**Female representation**	**Total economic contribution[3]**	**Standards & certifications**
↓ 11% from FY22, on track to meet our FY30 target[1]	**Pilot case study** a mining industry first on NCA at our Beenup closed site	**~US$333 m** ↑ 122% YoY	**> 35%** female representation across the Group ↑ 2.9 % points YoY[2]	**US$54 bn** with ~US$14 bn paid to governments in the year	**BHP Responsible Minerals Program** a fit for purpose due diligence program for our supply chain aligned with OECD Guidance[4]

Note: Excludes OZ Minerals operations and functions.

Financial results
22 August 2023
5
BHP

Financial results Full year ended 30 June 2023 David Lamont Chief Financial Officer Escondida

Financial performance Reliable operating performance delivers strong results Summary financials Income statement (US$ bn, Underlying) • Underlying attributable profit of US$13.4 bn at 28.8% ROCE 60 53.8 • Underlying EBITDA of US$28.0 bn Taxes and royalties: – Underlying EBITDA margin of 54% 50 US$10.6 bn 5 • Adjusted effective tax rate of 30.9% 40 5 – Adjusted effective tax rate including royalties of 41.3% 6 • Full year dividends of 170 US cents per share, a 64% payout ratio 28.0 30 – Final dividend of 80 US cents per share (25.8) 22.8 (5.1) • Net operating cash flow of US$18.7 bn 20 (1.1) 13.4 • US$13.1 bn of investments in the period: (6.8) (1.5) 8.6 10 – US$7.1 bn of capital and exploration expenditure – US$5.9 bn acquisition of OZ Minerals in May 2023 0 • Free cash flow of US$5.6 bn vs. dividends declared of US$8.6 bn • Net debt of US$11.2 bn (FY22: US$0.3 bn), includes US$7.0 bn 7 relating to the acquisition of OZ Minerals – Expected to stay at upper end of US$5 -15 bn target range in the near term Financial results 22 August 2023 7 Revenue 8 Operating costs EBITDA 9 D&A EBIT Net finance costs 10 Taxation Non-controlling interests Attributable profit Dividends declared

Group earnings waterfall Lower prices and external inflation the biggest drivers Underlying earnings variance and drivers (US$ bn) Year on year comparison Current year reconciliation 45 External US$(10.3) bn Controllable US$(1.0) bn FY23 income statement impacts 40.6 40 39.2 35 0.7 1.5 28.9 30 28.0 (9.3) (1.4) (1.7) (1.1) 25 US$0.9 bn due to the US$0.4 bn due to Inflationary pressures by category (5.1) unfavourable impacts of one-off costs (1.1) 20 (US$ bn) inventory movements 0.0 US$0.4 bn due to (0.4) lower recovery of 15 13.4 (0.8) freight costs caused (6.8) (1.2) by movements in the (1.5) (1.6) Baltic Dry index on 10 (2.0) continuous voyage Diesel, energy Labour & Other 14 charters & consumables contractors CPI 5 0 12 13 15 9 FY22 Price Foreign Inflation Baseline Volumes Controllable Other FY23 D&A Net finance Taxation Non- FY23 EBITDA exchange costs EBITDA costs controlling attributable interests profit 11 Note: US$1.4 bn ceased and sold operations impact , predominantly the contribution of BHP Mitsui Coal (BMC) prior to divestment of our 80% interest on 3 May 2022. Financial results 22 August 2023 8

Consistent performance

Continue to deliver strong margins and a consistently high baseline of cash flow

Margins ahead of peers through commodity cycles[16,17]

(Underlying EBITDA margin, %) (Bloomberg commodity index, rebased)



75
60
45
30
15
0
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
BHP
Bloomberg commodity index (quarterly)
Competitors range

Consistently delivered >US$15 bn in net operating cash flow[17(i)]

(US$ bn)



37.5
30.0
22.5
15.0
7.5
0.0
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
Operating cash flow (H1)
Operating cash flow (H2)

(i) Presented on a total operations basis.

Financial results
22 August 2023
9

BHP

Segment performance

Iron ore

Production:	257 Mt ↑
Average realised price:	US$92.54/wmt ↓
EBITDA margin:	67%
WAIO unit cost[18]:	US$17.79/t
WAIO C1 unit cost[19]:	US$15.86/t

Nickel

Production:	80 kt ↑
Average realised price:	US$24,021/t ↑
EBITDA margin:	8%

- Impacted by inventory draw downs, cost inflation and lower realised prices for intermediate products in sales mix

Copper

Production:	1,717 kt ↑
Average realised price:	US$3.65/lb ↓
EBITDA margin:	47%
Escondida unit cost[18]:	US$1.40/lb

Potash

- Jansen Stage 1 continues to be on time and on budget
- Stage 1: 26% complete
- US$3.1 bn in contracts awarded to date

Metallurgical coal

BMA production:	29 Mt –
Average realised price:	US$271.05/t ↓
BMA EBITDA margin:	42%
BMA unit cost[18]:	US$96.46/t

Energy coal[20]

NSWEC production:	14.2 Mt ↑
Average realised price - export:	US$236.51/t ↑
NSWEC EBITDA margin:	56%
NSWEC unit cost[18]:	US$82.37/t

Note: WAIO – Western Australia Iron Ore; BMA – BHP Mitsubishi Alliance; NSWEC – New South Wales Energy Coal. Arrow indicates movement relative to FY22.

Financial results
22 August 2023
10
BHP

Capital spend increasing to deliver growth

Medium term capital ~US$11 bn on average with flexibility to adjust spend for value

Increasing spend on future-facing commodities to ~70%[21]

(US$ bn, nominal) (capital in future-facing commodities, %)



12.5
10.0
7.5
5.0
2.5
0.0
80
70
60
50
40
30
20
10
0
FY20
FY21
FY22
FY23
FY24e
FY25e
Medium term
Maintenance and decarbonisation capital
Organic development
Improvement capital
Steelmaking materials major capital
FFC major capital
Exploration
Petroleum
% FFC

- Major capital in future-facing commodities includes:
  - In execution: Jansen Stage 1 and West Musgrave
  - Projects under study: Jansen Stage 2, options at Copper South Australia and in Chilean copper
- **Steelmaking** materials major capital includes WAIO growth to >305 Mtpa, and in medium term initial spend on 330 Mtpa
- **Exploration** capital focused on copper and nickel
- **Improvement capital** includes projects that enable improved productivity, quality, facilities and organisational culture
- **Maintenance and decarbonisation capital** includes decarbonisation spend of ~US$4 bn through to FY30

Note: Medium term refers to FY26 – FY28 average. FFC – future-facing commodities. Major capital represents projects >US$250 m.

Financial results
22 August 2023
11
BHP

Business update Full year ended 30 June 2023 Mike Henry Chief Executive Officer Jansen

Portfolio positively leveraged to megatrends

Built to compete in a complex but opportunity-rich environment

BHP Portfolio

Copper	Nickel	Iron Ore	Metallurgical Coal	Potash
Largest mineral resources[22]	Second largest sulphide resources[23]	Lowest cost iron ore producer[24]	Leading met coal supplier	Large-scale resource supports up to 100 years of operation[25]

TRADITIONAL DEMAND	DECARBONISATION	COST COMPETITIVENESS	SUPPLY HEADWINDS
Attractive fundamentals	Demand amplification, rising material intensity	Steeper cost curves, margin expansion for best operators	Tighter balances, durable inducement pricing
Population growth	Climate-positive land use	End-to-end logistics	Lack of new discoveries
Urbanisation	Decarbonising power	Economies of scale	Changing societal expectations
Industrialisation	Electrifying transport	Operational decarbonisation	Geological inflation
Living standards	Electrifying buildings	Operational productivity	Regulatory uncertainty
Capital stock turnover	Decarbonising industry	Managing labour challenges	Geopolitical risk

Financial results
22 August 2023

13

BHP

Growing value over multiple time horizons

A growing production base with multiple studies underway providing significant longer term optionality

A strong pipeline of growth under study and in execution …



Illustrative timeline
FY24
FY25
FY26
FY27
FY28
FY29
FY30+ 26
Productivity initiatives
Major projects – medium term
Jansen Stage 1
West Musgrave27
WAIO growth to >305 Mtpa
Delivery of studies – longer term
Jansen Stage 2
WAIO growth to 330 Mtpa
Chilean copper brownfield options
Copper South Australia growth options28
Studies
Potential FID
Execution
Targeted first production

… with additional opportunities …

- Jansen Stages 3 & 4
- Antamina life extension
- Resolution
- Nickel West expansion
- Early-stage entry investments

… and creation of more longer term options

- **BHP** Metals Exploration
- **BHP** Xplor
- **BHP** Ventures

Note: FID - Final investment decision.

Financial results
22 August 2023

14

BHP

Opportunities from the OZ Minerals acquisition Developing a new copper province with significant synergy potential Copper province in South Australia • Exposure to future-facing commodities in well-understood jurisdictions OZ Minerals • Near term synergies delivered, additional opportunities in the short and acquisition medium term • Integrating ‘best of both’ culture, including project development agility • Proximity of assets creates synergy potential: – Olympic Dam: Record copper, gold and silver production in FY23 – Prominent Hill: 13 year mine life with life extension options Copper – Carrapateena: Growth potential from FY29 via block cave expansion Nickel in Western Australia province • Exploration at Oak Dam and Olympic Dam to test extent of mineralisation • Assessing potential pathway to >500 ktpa, including through expansion with a 29 two-stage smelter • Growing nickel sulphide resource base Adding nickel • West Musgrave project progressing including optimal integration into Nickel West options • Aim to support increase in equity feed at the Nickel West smelter Financial results 22 August 2023 15

Near term opportunities to deliver value Early integration and productivity opportunities: >US$20 m per annum synergies already achieved Synergies of >US$50 m per annum from the OZ Minerals acquisition expected to be delivered by the end of FY24 Operations • Optimisation of mine plans and growth projects • Benefits from integrated development plans • Portion of Prominent Hill concentrate treated at Olympic Dam from Q1 FY24: capture value from processing • Integrated South Australian supply chain Procurement • Reduction in working capital from shared inventory • Procurement cost savings from BHP network, shared transport and logistics Corporate • Removal of duplicate corporate activities (e.g. ASX listing / compliance) • Streamlining of back-office functions • Rationalisation of physical property and insurance premiums Financial results 22 August 2023 16

Unlocking value from developing a new copper province

Regional processing model expected to provide scale and growth; assessing potential pathway to >500 ktpa

Assessing potential pathway to >500 ktpa[29] …
(Copper South Australia production, ktpa)



600
450
300
150
0
FY24 production guidance range: 310 – 340 kt
FY23
FY24e
~FY30
Future
Actual
Guidance
Aspiration

… to release significant value

- Ramp up of Carrapateena Block Cave 1 expansion from FY28 plus Prominent Hill Wira Shaft productivity improvements from FY26
- Further growth potential from exploration at Oak Dam and extensions at depth at Olympic Dam
- Enables a larger expansion with a two-stage smelter to de-constrain province
- Assessing potential for 0.8 Mt to 1.7 Mt smelting capacity range (from 0.5 Mt today)
  - Regional optionality and concentrate feed source blending to optimise value chain
  - Matches the smelter technology to the core mineralogy in the province
  - Economies of scale from larger capacity



Illustrative timeline
FY24
FY25
FY26
FY27
FY28+
Delivery of near term synergies
Oak Dam exploration / decline
Carrapateena Block Cave 1[30]
Two-stage smelter
Oak Dam potential development
Studies
Potential FID
Execution
Targeted first production

Financial results
22 August 2023

17

BHP

Defining the path for growth in the Americas

Studies progressing on options to grow potash volumes and offset longer term grade decline in copper

Jansen Stage 2 could double potash volumes

- Stage 2 on accelerated timeline to maximise optionality on potential sanction
  - Feasibility study expected to be completed in FY24
  - Project would add ~4 Mtpa of production to the ~4.35 Mtpa of Stage 1
  - Earliest potential FID date in FY24 and potential for first production in FY29 if sanctioned
  - Expected lower capital intensity ~US$1,000-1,200/t[31] vs. Stage 1



Unlocking resource and latent capacity in Chilean copper

- Studies across Escondida, Spence and Cerro Colorado
  - Potential for new concentrator to replace Los Colorados at Escondida
  - Assessing sulphide leaching for application across all Chilean assets
  - Five leaching technologies under study or execution, trials aiming to unlock both resource and latent capacity
  - BHP designed leaching technology Full SaL deployed at Spence, on track to be implemented at Escondida


Illustrative timeline
FY24
FY25
FY26
FY27
FY28
FY29
FY30+[26]
Potential Escondida new concentrator
Full SaL leaching at Escondida
Potential leaching options
Potential restart, Cerro Colorado
Studies
Potential FID
Execution
Targeted first production

Financial results
22 August 2023
18
BHP

Investment proposition Attractive returns underpinned by operational excellence, capital allocation discipline and social value commitment Operational Disciplined Value and returns excellence capital allocation World class Differentiated Agile decision Strong Capital A framework Commitment to Increasing Resilience assets culture and making and balance Allocation for growth Social Value exposure to through the capability strategic sheet Framework with an active and future-facing cycle flexibility pursuit of sustainability commodities opportunities Financial results 22 August 2023 19

Footnotes 1. Slide 5: For our baseline year of FY20, our operational GHG emissions were 14.5 Mt CO2-e, adjusted for discontinued operations (Onshore US assets and Petroleum) and the divestment of BMC, and for methodological changes (use of Intergovernmental Panel on Climate Change Assessment Report 5 AR5 Global Warming Potentials and move to facility-specific emissions calculation methodology for fugitives at Caval Ridge). These adjustments have also been applied to the GHG emissions figures for subsequent years to aid comparability. The use of carbon credits will be governed by BHP’s approach to carbon offsetting described at bhp.com/climate. 2. Slide 5: Female employee representation as at 30 June 2023. 3. Slide 5: Total economic contribution includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and voluntary social investment. For more information refer to the BHP Economic Contribution Report 2023. 4. Slide 5: For further information refer to BHP Responsible Minerals Program. 5. Slide 7: Adjusted effective tax rate and Adjusted effective tax rate including royalties: excludes the influence of exchange rate movements and exceptional items. 6. Slide 7: Dividend per share refers to cash dividends. Payout ratio on underlying attributable profit. 7. Slide 7: US$7.0 bn net debt impact from OZ Minerals purchase includes US$5.9 bn acquisition cost and US$1.1 bn assumption of OZ Minerals interest bearing liabilities. 8. Slide 7: Operating costs net of other income. 9. Slide 7 and 8: D&A represents depreciation and amortisation expense and net impairments. 10. Slide 7: Taxation: includes foreign exchange movements in tax expense. 11. Slide 8: Total FY22 underlying EBITDA (on a continuing operations basis) of US$40.6 bn adjusted for US$1.4 bn ceased and sold operations impact. This is predominantly the contribution from BMC prior to divestment of our 80% interest in BMC to Stanmore SMC Holdings Pty Ltd, a wholly owned entity of Stanmore Resources Limited, on 3 May 2022. 12. Slide 8: Price: net of price-linked costs. 13. Slide 8: Inflation: includes CPI increases across the cost base, and price increases for consumable costs including diesel and explosives. 14. Slide 8: CPI is exclusive of any CPI relating to diesel, explosives and other consumable materials. 15. Slide 8: Other includes US$411 m of one-off items, including OZ Minerals transactions costs (US$131 m) and adjustment for employee allowances and entitlements in FY23 (US$280 m). Other also includes US$414 m impact of lower recovery of freight costs caused by movements in the Baltic Dry index on continuous voyage charters. 16. Slide 9: Bloomberg commodity index (Source: Bloomberg, BCOM Index) as at the end of each quarter, rebased to BHP FY10 EBITDA margin. BHP FY23 underlying EBITDA margin (excluding third party products). Peer data compiled from publicly available information (e.g. company reports). Peers include: Anglo American, Glencore (exc. Marketing), Rio Tinto, Vale. 17. Slide 9: BHP information related to periods prior to FY20 are as reported and have not been restated for IFRS5 Non-current Assets Held for Sale and Discontinued Operations. FY11 and FY10 have also not been restated for other accounting standard changes. 18. Slide 10: Average realised exchange rates for FY23 of AUD/USD 0.67 (FY23 guidance rate AUD/USD 0.72) and USD/CLP 864 (FY23 guidance rate USD/CLP 830). 19. Slide 10: WAIO C1 cost: excludes royalties (government and third party royalties), net inventory movements, depletion of production stripping, exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third party data may not be comparable with our data. 20. Slide 10: Total revenue from thermal coal sales, including BMA and NSWEC, was US$3,528 m (FY22: US$3,559 m). 21. Slide 11: Medium term capital and exploration expenditure refers to FY26 – FY28 average. Major capital represents projects >US$250 m. 22. Slide 13: Largest copper mineral resources on a contained metal basis, equity share. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q2 2023. Source BHP data: BHP Annual Report 2023. 23. Slide 13: Second largest nickel sulphide resources on a contained metal basis, equity share. Source peers: MinEx Consulting Global Ni Database, July 2022. Source BHP data: BHP Annual Report 2023. 24. Slide 13: Based on published unit costs by major iron ore producers, as reported at 30 June 2023. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third party data may not be comparable with our data. 25. Slide 13: Based on a Reserve life of 94 years as reported in BHP’s 17 August 2021 news release, available to view on www.bhp.com. 26. Slide 14 and 18: Represents FY30 and the proceeding decade. 27. Slide 14: The West Musgrave project is currently under review with the start of the targeted first production range based on the range previously disclosed by OZ Minerals (H2 CY25). 28. Slide 14: Timing of Copper South Australia growth options are aligned and subject to approval of the introduction of two-stage smelting at Olympic Dam. 29. Slide 15 and 17: Represents our current aspiration for Copper South Australia, and not intended to be a projection, forecast or production target. Includes potential increases in production rates, as well as potential impacts from our exploration program and the recent OZ Minerals acquisition including Ore Reserves and Mineral Resources (refer to slide 30 “Competent Person Statement – Copper Mineral Resources”). 30. Slide 17: Carrapateena Block Cave production representative of Mine Ore tonnes ramp-up. 31. Slide 18: Expected capital intensity Jansen Stage 2, US$/product tonne, Real 1 July 2023. Appendix Slide 24: Future GHG emissions estimates are based on latest annual business plans. Excludes acquired OZ Minerals assets and plans. FY20 to FY22 GHG emissions data has been adjusted for methodology changes and divestments; for more information refer to Metrics, targets and goals, in the Annual Report OFR 6.12. ‘Decarbonisation pathway’ represents planned decarbonisation activities to reach BHP’s operational GHG emissions target and goal. ‘Uncertainty range’ refers to higher-risk options currently identified that may enable faster or more substantive decarbonisation, but which currently have a relatively low Technology Readiness Level, higher operational integration risk and/or are not yet commercially available and includes project that may require changes to recognition of carbon sequestration such as mineral carbonation. ‘BHP’s net zero trajectory’ refers to a hypothetical straight line between our FY20 baseline and FY30 medium term target, and another hypothetical straight line between our FY30 medium term target and CY50 long term goal. ‘Negative GHG emissions solutions’ include carbon credits (avoidance, reductions or removals) or other technologies that result in emission reductions. This shows the requirement in order to reach net zero if decarbonisation at the lower line of the ‘Uncertainty range’ were achieved (but does not reflect probability). ‘Fugitive methane and other sources’ includes (as part of ‘other sources’) other feedstocks and heat sources, such as coal, coke, fuel oil and LPG, and use of self-generated carbon credits. GHG emissions calculation methodology changes may affect the information presented in these charts. ‘Fugitive methane and other sources’ is estimated in accordance with the Australian National Greenhouse and Energy Reporting measurement methodology and does not reflect the tendency for methane density to increase as coal mines deepen, due to current uncertainty with respect to future opportunities to manage methane at our BMA mines. Forecast information is subject to change due to technical, operational, or commercial risks that may impact future outcomes. Financial results 22 August 2023 21

Appendix

Safety and social value indicators

We continue to emphasise the safety culture that must be present every day to eliminate fatalities and serious injuries at BHP

Key safety indicators[1]	FY23	FY22	Target/Goal
Fatalities	2	0	Zero work-related fatalities
High Potential Injury (HPI) frequency[3]	0.18	0.14	Year-on-year improvement of HPI frequency
Total Recordable Injury Frequency (TRIF)[3]	4.5	4.0	Year-on-year improvement in TRIF

Social value: key indicators scorecard[1,2]		FY23	FY22	Target/Goal
Operational greenhouse gas (GHG) emissions[4] (Mt CO_2-e)		9.8	11.0	Reduce operational GHG emissions by at least 30 per cent from FY20 levels by FY30
Value chain emissions: Financial value committed in steelmaking partnerships and ventures to date (US$ m)		114	90	Steelmaking: 2030 goal to support industry to develop technologies and pathways capable of 30 per cent GHG emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030
Value chain emissions: Reduction[5] in emissions intensity of BHP-chartered shipping of our products (%)		41	✓	Maritime transportation: 2030 goal to support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products
Social investment (US$ m)		149.6	186.4	Voluntary investment focused on the six pillars of our social value framework
Indigenous procurement spend (US$ m)		332.6	149.9	Purchases from Indigenous vendors of US$269 m in FY23
Female employee representation[6] (%)		35.2	32.3	Aspirational goal for gender balance by the end of FY25
Indigenous employee representation (%)	Australia[7]	8.6	8.3	Aim to achieve 9.7 per cent by the end of FY27
	Chile[8]	9.7	8.7	Aim to achieve 10.0 per cent by the end of FY25
	Canada[9]	7.7	7.2	Aim to achieve 20.0 per cent by the end of FY26
Area under nature-positive management practices[10] (%)		1.3	1.0	2030 goal of having at least 30 per cent of the land and water we steward[11] under conservation, restoration or regenerative practices

1. All data points are presented on a total operations basis, unless otherwise noted. Excludes OZ Minerals operations and functions.
2. Includes selection of key social value framework metrics. Additional metrics are included in the Annual Report OFR section 6.
3. Combined employee and contractor frequency per 1 million hours worked.
4. For our baseline year of FY20, our operational GHG emissions were 14.5 Mt CO_2-e. FY20 baseline and performance data has been adjusted for divestment of our Petroleum business (merger with Woodside completed on 1 June 2022) and our interest in BHP Mitsui Coal (completed on 3 May 2022), and for methodological changes (use of Intergovernmental Panel on Climate Change (IPCC) Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge).
5. Against calendar year (CY) 2008. CY08 was selected as the baseline year for this goal to align with the base year for the International Maritime Organisation's 2030 emissions intensity goal and its corresponding reasoning and strategy.
6. At 30 June. We define gender balance as a minimum 40 per cent women and 40 per cent men in line with the definitions used by entities such as the International Labour Organization.
7. Indigenous employee representation at Minerals Australia operations, which was 8.6% at 30 June 2023. Total Indigenous employee representation in Australia, including non-operational roles (2.7%), was 7.7% at 30 June 2023. While for FY23 this does not include employees of OZL who joined BHP via acquisition on 2 May 2023, former OZL operations in Australia had 3.8% Indigenous employee representation at 30 June 2023.
8. Indigenous employee representation at Minerals Americas operations in Chile, which was 9.7% at 30 June 2023.
9. Indigenous employee representation at the Jansen Potash project and operations in Canada, which was 7.7% at 30 June 2023. Total Indigenous workforce representation at the Jansen Potash project and operations, including contractors (21.4 per cent), was 20.8 per cent at 30 June 2023.
10. Area under our stewardship that has a formal management plan including conservation, restoration or regenerative practices. 1.3 per cent is calculated based on areas of land and water that we stewarded at 30 June 2023. Refer to the BHP ESG Standards and Databook 2023, available at https://www.bhp.com/sustainability, for more information.
11. Excluding greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY30.

Financial results
22 August 2023
23
BHP

A proactive approach to decarbonisation

Integrating decarbonisation into our operational and capital plans, and collaborating to achieve our climate targets and goals

Projected and potential operational GHG emissions abatement pathway to CY50[1]
(Operational GHG emissions, $MtCO_2$-e)



14.5 Mt CO2-e
Decarbonisation pathway
Uncertainty range
Electricity
Diesel
Natural gas
Fugitive methane and other sources
BHP's net zero trajectory
Negative GHG emission solutions
FY20
FY25
FY30
FY35
FY40
FY45
CY50

1. See Footnote on slide 21.

A partnership approach to Scope 3

Steelmaking



低碳冶金知识中心

Collaborative partnerships with steelmakers representing 19 per cent of global reported steel production[1]

Blast Furnace & Basic Oxygen Potential Pathway:
China Baowu and Monash University 'Low Carbon Knowledge Centre'

Direct Reduced Iron & Electric Smelting Potential Pathway:
Hatch design study for pilot ESF plant

Electrolysis Pathway:
Boston Metals, Electra

Shipping



LNG

Five operationalised dual fuelled LNG vessels:
Capable of up to 30 per cent GHG emissions reduction per journey[2]

Biofuels introduced into fuel mix:
Expect up to 19 per cent GHG emissions reduction per voyage leg[3]

Photo: BHP, China Baowu and Monash University *'Low Carbon Knowledge Centre'*

1. World Steel in Figures 2023, World Steel Association.
2. When run on LNG compared to conventional fuel and taking into account efficiency of the vessel design.
3. Compared to conventional fuel. The biofuels used are certified under the International Sustainability and Carbon Certification systems.

Financial results
22 August 2023
24
BHP

Samarco and Renova Foundation

Samarco plans restart of second concentrator by CY25. R$30.7 bn spent on reparation and compensation programs

Renova

- Claims processed for ~80%[1] of people on Renova's register and in its indemnification programs. Of those, ~75% were eligible for and have received payment
- Candonga[2] Hydro Power Plant is operating and connected to National Electricity System
- 42 programs to restore the environment and re-establish affected communities
- ~1.5 million pieces of data generated annually along the river confirm the water quality in the Doce River has returned to historic levels



Resettlement

- ~75% of resettlement cases[3] completed across the region, with a further ~10% in progress, the majority of which are expected to be completed by end CY23
- >40 families have moved into their new homes including in the communities of Bento Rodrigues and Paracatu
- First local businesses are open in Bento Rodrigues and Paracatu, and the school in Bento Rodrigues has commenced classes



Samarco

- Approved restart of the second concentrator to increase operating capacity to 60% in CY25
- Reached agreement with a group of financial creditors to restructure its financial debt
- Germano pit dam decommissioning complete. Main dam decommissioning on track for FY29
- ~11,600 direct and indirect jobs created by Samarco, and ~R$2.8 bn in taxes[4] since restart



1. Based on current known number of claimants in Renova database.
2. Candonga is the Risoleta Neves Hydro Power Plant impacted by the dam failure.
3. Resettlement cases completed includes completed construction (families either moved in or handover to families in progress) or cash payment solution.
4. ~R$2.8 bn in taxes contributed until June 2023 includes taxes generated from Samarco's value chain activities.

Financial results
22 August 2023
25
BHP

1 Oak Dam exploration project update 2 We have commenced the next phase of drilling as we work towards defining a first Mineral Resource 3 Oak Dam Exploration Target FY23 Oak Dam project schematic cross section (Oak Dam cross section showing the target is open at depth, south and west of the Hardy Hill fault) Low High Mt 500 1,700 Cu% 0.8 1.1 The potential quantity and grade ranges of an Exploration Target are conceptual in nature and as such has insufficient exploration to estimate a Mineral Resource, and it is uncertain if further exploration or analysis will result in the estimation of a Mineral Resource. Oak Dam strategy update • Entered next phase of drilling campaign following environmental approvals in March 2023, progressing towards a first Mineral Resource • Currently running nine drill rigs, with eleven rigs expected by November 2023 • 150 rooms accommodation camp and supporting facilities planned in 2023 to advance additional information 1. Refer to “BHP Operational Review for the year ended 30 June 2023, Appendix 1 – Oak Dam Exploration Target”. 2. The potential quantity and grade of an Exploration Target is conceptual in nature and as such there has been insufficient exploration to estimate a Mineral Resource, and it is uncertain if further exploration or analysis will result in the estimation of a Mineral Resource. 3. The exploration target using the BHP range analysis process based on drilling provided in “BHP Results for the half year ended 31 December 2022, Appendix 1 – Explanatory Notes and JORC table 1“. Financial results 22 August 2023 26

Competent Person Statement – Oak Dam Competent Persons Statement The information in this presentation that relates to Exploration Targets is based on information compiled by Dr. Kathy Ehrig, a Competent Person who is a Fellow of The Australasian Institute of Mining and Metallurgy and a Fellow of the Australian Institute of Geoscientists. Dr. Kathy Ehrig has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results. Dr. Kathy Ehrig consents to the inclusion in the presentation of the matters based on her information in the form and context in which it appears. Financial results 22 August 2023 27

Chilean copper leaching overview

Studies progressing on options to partially offset longer term grade decline in copper

Significant resource potential

- Escondida ~26 Bt at 0.52% grade
- Spence ~2.5 Bt at 0.43% grade
- Cerro Colorado ~2.3 Bt at 0.40% grade

Success with BHP designed leaching technology Full SaL

- Full SaL, a BHP designed leaching technology, has been successfully deployed at Spence and is on track to be implemented at Escondida
- Escondida expects first production in FY25 producing ~410 kt in copper cathodes over a 10-year period through improved recoveries and shorter leach cycle times for secondary sulphide ores
- Capital expenditure is expected to be approximately US$300 m (100 per cent basis) with first production during FY25

Studies actively progressing on ores from across our Chilean assets

- Five leaching technologies under study or execution with active trials and pilots aiming to unlock both resource and latent capacity
- BioLeach already in operation at Escondida
- Assessing both BHP developed technology and partnering with external parties to maximise optionality

BHP Leaching technologies	Cycle time	Capital Cost	Potential production impact
BioLeach Existing methodology in operation, uses acid and bacterial leaching	Long	Existing process	Existing process
Full SaL 2 Leaching of crushed material with high chloride concentrations	Medium		
BHP Leach Leaching with alternative reagents and increased process temperatures	Short		

Other technologies

Jetti

Addition of catalyst to current bioleach process

Nuton

Rio Tinto Technology that uses catalyst and temperature to processes primary hypogene ore among others

Financial results
22 August 2023
28
BHP

Competent Person Statement – Copper Mineral Resources Copper Mineral Resources Competent Persons Statement The information in next slide relates to Copper Mineral Resources as at 30 June 2023. Mineral Resources are inclusive of Ore Reserves and is based on information compiled by Marcelo Cortes as Competent Person (compiler) for all declared Mineral Resources. The information in this presentation that relates to the FY2023 Mineral Resources reported by BHP in accordance with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012’ (‘The JORC Code 2012 Edition’) in the 2023 BHP Annual Report, available to view on www.bhp.com. M. Cortes is a current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is a full-time employee of BHP. M. Cortes has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the JORC Code 2012 Edition. M. Cortes owns shares in BHP and is entitled to participate in employee share holding plans. M. Cortes consents to the inclusion in the presentation of the matters based on his information in the form and context in which it appears. Mineral Resources as presented are reported in 100 per cent terms. Dry tonnages are reported and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Total contained copper metal is presented in the table below as kilo tonnes (kt). Total contained Cu Metal presented is at equity basis. No metallurgical recovery has been applied to the calculation of contained copper metal. Mineral Resources classification is applied based on mineralisation type, geological understanding and an assessment of reasonable prospects for eventual economic extraction. Financial results 22 August 2023 29

Competent Person Statement – Copper Mineral Resources

Compiled Copper Mineral Resources as at 30 June 2023

Deposit	Ore type	Measured Resources		Indicated Resources		Inferred Resources		Total Resources			BHP interest (%)
		Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Tonnes (Mt)	% Cu	Contained metal (Cu kt)	
Chile copper operations and projects											
Escondida	Oxide	84	0.57	22	0.58	5.0	0.65	111	0.58	644	57.5
	Mixed	58	0.47	45	0.47	22	0.47	125	0.47	588	
	Sulphide	5,120	0.59	3,660	0.51	9,980	0.53	18,800	0.54	101,520	
Pampa Escondida	Sulphide	294	0.53	1,150	0.55	5,420	0.44	6,860	0.46	31,556	57.5
Pinta Verde	Oxide	109	0.60	64	0.53	15	0.54	188	0.57	1,072	57.5
	Sulphide	–	–	23	0.50	37	0.45	60	0.47	282	
Chimborazo	Sulphide	–	–	137	0.50	81	0.60	218	0.53	1,155	57.5
	Escondida Total	5,665	0.59	5,101	0.52	15,560	0.50	26,362	0.52	136,816	
Cerro Colorado	Oxide	68	0.61	113	0.62	5.7	0.58	187	0.62	1,159	100
	Supergene Sulphide	48	0.58	97	0.58	22	0.64	167	0.59	985	
	Transitional Sulphide	72	0.45	104	0.41	29	0.42	205	0.43	882	
	Hypogene Sulphide	–	–	–	–	1,700	0.36	1,700	0.36	6,120	
	Cerro Colorado Total	188	0.54	314	0.54	1,757	0.37	2,259	0.40	9,146	
Spence	Oxide	19	0.61	1.6	0.58	–	–	21	0.61	128	100
	Supergene Sulphide	90	0.54	29	0.31	0.3	0.42	119	0.48	571	
	Transitional Sulphide	12	0.58	0.4	0.44	–	–	12	0.58	70	
	Hypogene Sulphide	748	0.47	716	0.43	831	0.39	2,300	0.43	9,890	
	Spence Total	869	0.48	747	0.43	831	0.39	2,452	0.43	10,659	
Copper projects											
Pantera	OC Sulphide	–	–	13	1.28	7.1	1.09	20	1.21	242	100
Succoth	OC Sulphide	–	–	61	0.57	57	0.52	120	0.54	648	100
Copper gold operations											
Pedra Branca	UG Sulphide	1.5	1.55	8.3	1.68	7.3	1.38	17	1.54	262	100
Carrapateena	UG Sulphide	130	1.01	470	0.62	300	0.26	900	0.56	5,040	100
Prominent Hill	UG Sulphide	45	1.17	51	0.86	66	0.85	162	0.94	1,523	100
	SP Sulphide	0.4	1.16	4.0	0.11	-	-	4.4	0.19	8	
	SP Low-grade	-	-	2.2	0.16	-	-	2.2	0.16	4	
Copper gold project											
Fremantle Doctor	UG Sulphide	-	-	-	-	100	0.51	100	0.51	510	100
Copper uranium gold operations											
Olympic Dam	OC Sulphide	3,410	0.59	3,330	0.56	2,900	0.58	9,640	0.58	55,912	100
	UG Sulphide	810	1.55	720	1.45	210	1.40	1,740	1.49	25,926	
Copper zinc operations											
Antamina	Sulphide Cu only	190	0.81	392	0.83	603	0.85	1,190	0.84	9,996	33.75
	Sulphide Cu-Zn	71	0.82	207	1.00	224	1.08	502	1.01	5,070	
	UG Sulphide Cu only	–	–	–	–	251	1.28	251	1.28	3,213	
	UG Sulphide Cu-Zn	–	–	–	–	166	1.14	166	1.14	1,892	

Financial results
22 August 2023
30
BHP

Competent Person Statement – Nickel Mineral Resources

Nickel West Mineral Resources Competent Person Statement

The information in this slide relates to Nickel West Mineral Resources as at 30 June 2023. Mineral Resources are inclusive of Ore Reserves and is based on information compiled by Richard Finch as Competent Person (compiler) for all declared Mineral Resources. The information in this presentation that relates to the FY2023 Mineral Resources reported by BHP in accordance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2023 BHP Annual Report, available to view on www.bhp.com.

R. Finch is a current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is a full-time employee of BHP. R. Finch has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the defined in the JORC Code 2012 Edition. R. Finch owns shares in BHP and is entitled to participate in employee share holding plans. R. Finch consents to the inclusion in the presentation of the matters based on his information in the form and context in which it appears.

Mineral Resources as presented are reported in 100 per cent terms. Dry tonnages are reported and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Total contained nickel metal is presented in the table below as kilo tonnes (kt). No metallurgical recovery has been applied to the calculation of contained nickel metal. Mineral Resources classification is applied based on mineralisation type, geological understanding and an assessment of reasonable prospects for eventual economic extraction. Table below only includes Nickel Sulphide resources.

Compiled Nickel West Sulphide Mineral Resources as at 30 June 2023

Deposit	Ore type	Measured Resources		Indicated Resources		Inferred Resources		Total Resources			BHP interest (%)
		Tonnes (Mt)	% Ni	Tonnes (Mt)	% Ni	Tonnes (Mt)	% Ni	Tonnes (Mt)	% Ni	Contained metal (Ni kt)	
Nickel West operations											
Leinster	OC Disseminated Sulphide	4.1	0.72	77	0.58	52	0.64	133	0.60	798	100
	OC Massive Sulphide	0.25	4.4	1.0	4.9	0.37	4.7	1.6	4.8	77	
	UG Disseminated Sulphide	16	1.8	16	1.4	4.3	1.2	36	1.5	540	
	UG Massive Sulphide	0.74	5.4	2.3	5.6	1.2	4.4	4.2	5.2	218	
Mt Keith	OC Disseminated Sulphide	133	0.54	67	0.52	24	0.52	224	0.53	1,187	100
Cliffs	UG Disseminated Sulphide	-	-	6.4	0.89	1.6	1.0	8.0	0.92	74	100
	UG Massive Sulphide	0.64	3.7	1.0	3.8	0.35	3.5	2.0	3.7	74	
Yakabindie	OC Disseminated Sulphide	151	0.61	89	0.61	148	0.61	388	0.61	2,367	100
Nickel West projects											
Honeymoon Well	OC Disseminated Sulphide	-	-	138	0.62	6.5	0.66	144	0.62	893	100
	UG Disseminated Sulphide	9.1	0.72	18	0.75	3.8	0.74	31	0.74	229	
	UG Massive Sulphide	0.35	6.0	0.92	6.4	0.17	6.6	1.4	6.3	88	
Jericho	OC Disseminated Sulphide	-	-	9.1	0.59	77	0.55	86	0.55	473	100
Nickel West copper projects											
Nebo	OC Sulphide	–	–	49	0.34	1.1	0.35	50	0.34	170	100
Babel	OC Sulphide	91	0.31	190	0.28	58	0.32	340	0.30	1,020	

Financial results
22 August 2023
31
BHP

Continued capital allocation discipline

Strong competition for capital as we focus on creating value

FY23

Operating productivity | Capital productivity

Net operating cash flow
US$18.7bn

Maintenance and decarbonisation capital — US$3.0 bn

Strong balance sheet — ✓

Minimum 50% payout ratio dividend — US$9.1 bn

Excess cash[1]
US$5.2 bn

Balance sheet	Additional dividends	Buy-backs	Organic development	Acquisitions/ (Divestments)
US$(9.0) bn	US$4.2 bn	US$0.0 bn	US$4.1 bn	US$5.9 bn

- US$2.3 bn improvement
- US$0.2 bn major capital in steelmaking materials
- US$1.2 bn major capital in future-facing commodities (FFC)
- US$0.4 bn exploration

1. Excess cash includes total net cash outflow of US$1.5 bn (FY22: US$2.6 bn) which comprises dividends paid to non-controlling interests of US$1.2 bn (FY22: US$2.5 bn); net investment and funding of equity accounted investments of US$0.6 bn (FY22: US$0.3 bn) and an adjustment for exploration expenses of US$(0.3) bn (FY22: US$(0.2) bn) which is classified as organic development in accordance with the Capital Allocation Framework.

Financial results
22 August 2023
32
BHP

Return on Capital Employed ROCE of 28.8% for FY23 ROCE ROCE by asset (%) (%) 55 60 50 50 45 40 40 1 35 Antamina 30 BMA Escondida 30 WAIO 25 20 20 10 15 Pampa Copper Norte South Australia 10 0 5 Nickel West (10) 0 0 10 20 30 40 50 FY18 FY19 FY20 FY21 FY22 FY23 Average capital employed Half year results (total) Full year results (total) (US$ bn) Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are 1. Antamina: average capital employed represents BHP’s equity interest. annualised for half year results, divided by average capital employed. Average capital employed is net assets less net Note: NSWEC has not been shown as ROCE is distorted by negative capital employed due to the debt for the last two reporting periods. rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments. Jansen and West Musgrave have not been shown as they are under development. Financial results 22 August 2023 33

Balance sheet Net debt of US$11.2 bn and gearing of 18.7% 2 Movements in net debt Debt maturity profile (US$ bn) (US$ bn) 8 12 0.5 11.2 1.1 0.5 1.2 13.3 8 6 4 4 (5.6) 0.3 0 2 (4) 0 FY24 FY25 FY26 FY27 FY28 FY29 FY30 FY31 - Post FY40 FY41 US$ Euro Sterling Bank 3 3 3 Bonds Bonds Bonds Debt Subsidiaries (8) FY22 Free cash Dividends Dividends Lease OZL interest Other FY23 35% 18% 11% 24% 12% 1 flow paid paid to NCI additions bearing movements % of portfolio Capital markets 64% Acquisition Asset financing 12% liabilities facility 24% 1. NCIs: dividends paid to non-controlling interests of US$1.2 bn predominantly relate to Escondida. 2. Debt maturity profile: all debt balances are represented in notional USD inception values and based on financial years; as at 30 June 2023; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. 3. Debt maturity profile: includes hybrid bonds (1.4% of portfolio, in Euro) with maturity shown at first call date. Financial results 22 August 2023 34

BHP guidance

Group	FY24e	
Capital and exploration expenditure (US$ bn)	~10.0	Cash basis.
Split by category:		
Maintenance and decarbonisation capital	3.1	Includes non-discretionary spend for deferred development and production stripping; risk reduction, compliance and asset integrity; and decarbonisation.
Improvement capital	3.3	Includes projects that enable improved productivity, quality, facilities and organisational culture.
Major capital in steelmaking materials	0.5	
Major capital in future-facing commodities	2.7	Includes Jansen, Full SaL (Escondida) and West Musgrave.
Exploration	0.4	
Split by segment:		
Copper	4.2	Includes ~US$0.9 bn for growth and exploration.
Iron ore	2.0	
Coal	0.7	
Potash	1.2	Includes ~US$1.0 bn for Jansen Stage 1, and ~US$125 m of pre-commitment spend for Jansen Stage 2.
Nickel	0.8	
Other	1.1	Includes West Musgrave.

Financial results
22 August 2023
35
BHP

BHP guidance (continued)

Copper	FY24e	Medium term	
Copper production (kt)	1,720 – 1,910		Escondida: 1,080 – 1,180 kt; Spence: 210 – 250 kt ; Copper South Australia: 310 – 340 kt; Antamina: 120 – 140 kt (zinc 85 – 105 kt).
Escondida			
Copper production (kt, 100% basis)	1,080 – 1,180	1,200 – 1,300	Medium term refers to FY25 and FY26.
Unit cash costs (US$/lb)	1.40 – 1.70	1.30 – 1.60	Medium term refers to FY25 and FY26. Excludes freight and government royalties; net of by-product credits; based on an exchange rate of USD/CLP 810.
Spence			
Copper production (kt)	210 – 250	~250	
Unit cash costs (US$/lb)	2.00 – 2.30		Excludes freight; net of by-product credits; based on an exchange rate of USD/CLP 810.
Iron Ore	**FY24e**	**Medium term**	
Iron ore production (Mt)	254 – 264.5		Western Australia Iron Ore: 250 – 260 Mt; Samarco 4 – 4.5 Mt.
Western Australia Iron Ore			
Iron ore production (Mt, 100% basis)	282 – 294	>305	
Unit cash costs (US$/t)	17.40 – 18.90	<17	Excludes freight and government royalties; based on an exchange rate of AUD/USD 0.67.
Sustaining capital expenditure (US$/t)	–	~5.5	Medium term average; +/- 50% in any given year. Excludes costs associated with carbon abatement and automation programs.
Coal	**FY24e**		
BMA			
Production (Mt, 100% basis)	56 – 62		
Unit cash costs (US$/t)	95 – 105		Excludes freight and royalties; based on an exchange rate of AUD/USD 0.67.
NSWEC			
Production (Mt)	13 – 15		
Nickel	**FY24e**		
Production (kt)	77 – 87		

Note: Medium term refers to a five-year horizon, unless otherwise noted.

Financial results
22 August 2023
36
BHP

Key Underlying EBITDA sensitivities 1 Approximate impact on FY23 Underlying EBITDA of changes of: US$ m 2 US$1/t on iron ore price 227 US$1/t on metallurgical coal price 17 2 US¢1/lb on copper price 34 2 US$1/t on energy coal price 13 US¢1/lb on nickel price 1 3 AUD (US¢1/A$) operations 147 3 CLP (US¢0.10/CLP) operations 28 1. EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP’s existing portfolio. Does not include impact of OZ Minerals which was acquired on 2 May 2023. 2. EBITDA sensitivities: excludes impact of equity accounted investments. 3. EBITDA sensitivities: based on average exchange rate for the period. Financial results 22 August 2023 37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 22, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary